
SembCorp
Industries

03 JUL 15 AM 7:21

Rule 12g3-2(b) File No. 825109

19 June 2003


03024577

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

SEMBCORP INDUSTRIES LTD

SembCorp Industries divests its building materials companies for S$39 million

SembCorp Industries announces that its wholly-owned subsidiary, SembCorp Parks Holdings, has on June 19, 2003 signed a Sale and Purchase Agreement with T M Tarah to sell its equity stake as well as its outstanding loans and advances in its building materials companies for about S$39 million.

The shareholders of T M Tarah are Crosby Asset Management (90 per cent), Chew Song Kim (6 per cent) and Martin Teo (4 per cent). Messrs Chew and Teo are the CEO and the Chief Financial Officer of RDC Holdings, respectively.

The divested companies include RDC Holdings, RDC International and SembOCL as well as their subsidiaries and associate companies (please see appendix for full list).

Rationale for the Divestment:

This sale is part of SembCorp Industries' divestment programme of its non-core operations, which include the building materials companies.

These companies incurred an attributable loss of S$11 million to SembCorp Industries for FY2002.

Wong Kok Siew, Deputy Chairman and CEO of SembCorp Industries remarked: "This is one of the divestments that we targeted to do this year. I am glad that Chew Song Kim and his team are continuing to drive the business."

The Transaction:

The consideration was arrived at on a willing buyer willing seller basis, taking into account the estimated realisable value of the assets.

The net book value of the building materials companies and the amounts owed by them to SembCorp Industries as at May 31, 2003 amounted to S$49.2 million.

The total proceeds of about S$39 million comprises S$17 million cash which will be paid in installments over three years and about S$22 million in value of receivables and other assets including properties in Indonesia and Malaysia.

The proceeds will be redeployed into SembCorp Industries' key businesses and for working capital purposes.

Financial Impact:

The disposal will result in a loss of S$10.2 million for SembCorp Industries.

Assuming that the transaction was completed on January 1, 2002, the Group's proforma EPS for

FY2002 would have been 9.93 cents instead of 9.89 cents and NTA per share would have been 80.96 cents instead of 81.36 cents. There is a slight improvement in the proforma EPS because the loss incurred by the building materials companies in FY2002 was slightly higher than the loss of S$10.2 million from the disposal.

- End -

Released on June 19, 2003

For media and analyst enquiries, please contact:

Ms Chow Hung Hoeng
Assistant Manager, Group Corporate Relations
SembCorp Industries
Tel : + 65 67233152
Fax: +65 6822 3240
Email: chowhh@sembcorp.com.sg
Website: www.sembcorp.com.sg

Appendix

	Companies	**SembCorp Industries' effective shareholding (%)**
1.	RDC Holdings Pte Ltd	100
2.	RDC International Pte Ltd	100
3.	SembOCL Pte Ltd	70
4.	RDC Concrete Pte Ltd	100
5.	Buildnow Pte Ltd	100
6.	P T Sembawang Kimtrans (Indonesia)	100
7.	Industrial Imex Pte Ltd	100
8.	Unitech Prefab Ltd (India)	79.76
9.	Concrete Technology Pte Ltd	66.67
10.	Concrete OEM Pte Ltd	60.8
11.	Saigon-RDC Co Ltd (Vietnam)	66.67
12.	Granite Resources Pte Ltd	30
13.	P T Multi Granitindo Utama (Indonesia)	30
14.	Quarry Management Services Pte Ltd	39
15.	Shenzhen Gangchuang Building Materials Co Ltd (China)	28

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 19/06/2003 to the SGX